UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-12147

THRIFT PLAN OF DELTIC TIMBER CORPORATION

(Full title of the Plan)

DELTIC TIMBER CORPORATION

(Exact name of issuer of securities held pursuant to Plan)

210 East Elm Street, P. O. Box 7200, El Dorado, Arkansas	71731-7200
(Address of principal executive offices)	(Zip Code)

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension, Investment, and Employee Benefits Committee of

Deltic Timber Corporation:

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan of Deltic Timber Corporation (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Thrift Plan of Deltic Timber Corporation as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Shreveport, Louisiana

June 28, 2012

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments at fair value (Note 3)	$16,333,600	17,577,055

Liabilities
Accounts payable	1,326	1,172
Excess contributions payable to participants	7,199	7,365

Total liabilities	8,525	8,537

Net assets reflecting investments at fair value	16,325,075	17,568,518

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(51,223)	(70,209)

Net assets available for benefits	16,273,852	17,498,309

See accompanying notes to financial statements.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets attributed to:
Contributions
Employee	$904,967
Employer, net of forfeitures	546,819
Rollover and other	118,059

Total contributions	1,569,845

Investment income/(loss)
Dividends and interest	274,081
Net depreciation in fair value of investments	(585,784)

Total investment loss	(311,703)

Total additions	1,258,142

Deductions from net assets attributed to:
Benefits paid to participants	2,474,048
Administrative expenses	8,551

Total deductions	2,482,599

Net decrease in net assets available for benefits	(1,224,457)

Net assets available for benefits
Beginning of year	17,498,309

End of year	$16,273,852

See accompanying notes to financial statements.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 – Description of Plan

The following description of the Thrift Plan of Deltic Timber Corporation (“the Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the plan’s provisions.

General

The Plan is a profit sharing, defined contribution plan covering each employee who is scheduled to work, or actually does work, 1,000 or more hours per year, and becomes eligible to participate following the completion of 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by Deltic Timber Corporation’s (“the Company”) Pension, Investment, and Employee Benefits Committee (“Plan Administrator”), whose members are appointed by the Company’s Board of Directors. SunTrust Bank (“SunTrust” or the “Trustee”), Nashville N.A. is the Plan’s trustee, and FASCore, LLC is the record keeper for the Plan.

Contributions

Contributions to the Plan include (a) employee tax-deferred, earnings-reduction contributions, (b) employee after-tax supplemental contributions, (c) employer matching safe harbor contributions and (d) rollovers from other qualified plans.

A participant may contribute up to 50 percent of their eligible compensation to a tax-deferred account. The employer will make a safe harbor contribution on behalf of each participant who makes a tax-deferred contribution to the Plan. The safe harbor contribution will equal 100 percent of the first 5 percent of eligible compensation that is contributed to the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The employer may make additional voluntary matching contributions at its discretion. No such additional voluntary contributions were made in 2011. Tax-deferred contributions may not exceed the annual Internal Revenue Service limit. Participants may also contribute to an after-tax supplemental account not to exceed 10 percent of eligible compensation. After-tax supplemental contributions are not matched by the employer. Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan, including stock in the Company.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant’s portion of account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

Vesting

Effective January 1, 2005, the Plan was amended whereby participants working for the Company on that date became 100 percent vested in all previous matching employer contributions. Subsequently, participants will be immediately 100 percent vested in safe harbor contributions and in any additional voluntary matching contributions.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 – Description of Plan (cont.)

Payment of Benefits

Upon attaining normal retirement age, disability or death, the participant (or his/her beneficiary) has the option to receive payment equal to the value of the participant’s account in a lump sum, in installment payments not to exceed 20 years with each annual installment equal to at least 5 percent of the account balance, or in a combination of lump sum and installments (for pre-1987 after-tax contributions). For termination of service for reason other than retirement, disability, or death, a participant may receive the value of the vested account balance as a lump sum distribution.

Although the Plan is designed specifically for retirement, a participant may request an in-service withdrawal from the Plan while actively employed. A participant may withdraw employee after-tax supplemental contributions, Pre-2005 employer matching contributions, Pre-1987 deductible contributions, or Post-1986 matching employee contributions at a minimum of $250. Withdrawals from these accounts are limited to once every 12 months. Pre-1987 matching employee contributions may be withdrawn at any time and at any amount. Participants may be required to bear the cost of any distribution fees associated with an in-service withdrawal.

A participant may withdraw employee tax-deferred contributions or rollovers from other qualified plans under IRS hardship provisions only. “Hardship” is an immediate and heavy financial need in one of the following areas: (1) medical expenses incurred or necessary for the employee, spouse or dependents, (2) cost directly related to the purchase of a principal residence (not including mortgage payments), (3) preventing foreclosure or eviction from employee’s principal residence, (4) tuition fees, related educational fees and room and board expenses for the next 12 months of post-secondary education for employee, spouse or dependents, (5) funeral or burial expenses for the employee’s deceased parent, spouse or dependent, or (6) principal residence repair that qualifies for the casualty deduction. If a hardship withdrawal is taken, contributions are suspended for 6 months.

Employer contributions, employee tax-deferred or account earnings withdrawn from the Plan may be subject to a 10 percent penalty tax if the participant is not 59 1/2 years old or permanently disabled, or has died.

Forfeited Accounts

Forfeitures may arise if a participant’s separation of employment occurred prior to 2005. During 2011, $9,142 in forfeitures were used to reduce the employer contributions. At December 31, 2011, forfeited non-vested accounts totaled $136, while at December 31, 2010, there were none.

Administrative Expenses

The Company pays most administrative expenses. Participant level fees are paid by the participant from the participant’s account within the Plan. In addition, certain investment related expenses are netted in the investment returns reported to the Plan.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2011 and 2010

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by the defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common collective trust fund. Contract value for this common collective trust fund is based on the net asset value of the fund as reported by the investment advisor. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust fund as well as the adjustment of the investment in the common collective trust fund from fair value to contract value relating to the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. See Note 4 for information on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

Effective for the Plan on January 1, 2012, will be Financial Accounting Standards Board Update No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” which requires expanded disclosures about Level 3 fair value measurements and the transfers between Levels 1 and 2. Levels 1, 2, and 3 of the fair value measurements are defined in Note 4 below. The adoption of this update is expected to have little or no impact on the Plan’s financial statements.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2011 and 2010

Note 3 – Investments

During 2011, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $585,784, as follows:

Mutual funds	$(472,537)
Common collective trust fund	43,638
Equity securities	(156,885)

$(585,784)

The following table presents the Plan’s investments with separate identification of those that represent five percent or more of the Plan’s net assets at December 31, 2011 and 2010:

	2011	2010
Cash[1]	$181,356	102,959

Mutual funds:
Dreyfus Bond Market Index Fund	1,330,098	492,691	[2]
Federated Mid Cap Index Fund	1,127,569	1,075,296
Fidelity Advisor Equity Income Fund	943,891	1,290,802
Vanguard 500 Index Signal Fund	1,984,680	1,875,806
MFS Total Return Fund 3	1,007,961	1,168,389
T. Rowe Price Growth Stock Fund	1,024,764	1,072,506
Royce Value Plus Service	951,525	1,029,276
Other[1]	2,958,501	3,756,989

	11,328,989	11,761,755

Common collective trust fund:
SunTrust Retirement Stable Asset Fund	2,328,878	2,510,250

Equity securities:
Deltic Timber Corporation common stock	1,604,420	1,784,610
Murphy Oil Corporation common stock	889,957	1,417,481

	2,494,377	3,202,091

Total investments	$16,333,600	17,577,055

[1]	Individually less than five percent
[2]	Included for comparative purposes, less than five percent for year indicated

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2011 and 2010

Note 4 – Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

There have been no changes in the methodologies used at December 31, 2011 and 2010.

Cash equivalents: Valued at cost, which approximates fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Common collective trust fund: The fair value of the various holdings in the trust fund is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services, and dealer quotes. Guaranteed investment contracts held within the Fund are valued based on the discounted cash flows of future payments. Wrap contracts on synthetic investment contracts are fair valued on replacement cost. The Plan’s fair value is based on the Plan’s proportionate share of fair value of the common collective trust fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2011 and 2010

Note 4 – Fair Value Measurements (cont.)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010.

		Fair Value Measurements at Reporting Date Using
		Active Markets for	Significant	Significant
		Identical Assets	Observable	Unobservable
	December 31, 2011	Inputs	Inputs	Inputs
		Level 1	Level 2	Level 3
Cash	$181,356	181,356	—	—

Mutual funds
Small/mid cap	2,783,496	2,783,496	—	—
Large cap	4,826,179	4,826,179	—	—
Balanced	1,007,961	1,007,961	—	—
International	1,381,254	1,381,254	—	—
Bond	1,330,099	1,330,099	—	—

Total mutual funds	11,328,989	11,328,989	—	—

Common collective trust fund	2,328,878	—	2,328,878	—
Common stocks	2,494,377	2,494,377	—	—

Total plan assets at fair value	$16,333,600	14,004,722	2,328,878	—

		Fair Value Measurements at Reporting Date Using
		Active Markets for Identical Assets Inputs	Significant Observable Inputs	Significant Unobservable Inputs
	December 31, 2010
		Level 1	Level 2	Level 3
Cash	$102,959	102,959	—	—

Mutual funds
Small/mid cap	2,861,298	2,861,298	—	—
Large cap	4,989,657	4,989,657	—	—
Balanced	1,168,389	1,168,389	—	—
International	1,395,832	1,395,832	—	—
Bond	1,346,579	1,346,579	—	—

Total mutual funds	11,761,755	11,761,755	—	—

Common collective trust fund	2,510,250	—	2,510,250	—
Common stocks	3,202,091	3,202,091	—	—

Total plan assets at fair value	$17,577,055	15,066,805	2,510,250	—

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2011 and 2010

Note 5 – Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan Administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Note 6 – Related Party Transactions

Funds invested in the cash equivalent investment option are considered deposits of SunTrust Bank. Additionally, certain Plan investments are shares of RidgeWorth mutual funds, a service mark of SunTrust and other investments are units of participation in a common collective trust fund sponsored by SunTrust. SunTrust is the Trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, investments in common stock of the Company, the Plan sponsor, are party-in-interest transactions.

Note 7 – Plan Amendments

The Plan document was amended and restated effective January 1, 2011, to incorporate the First and Second Amendments which were made subsequent to the previous restatement of January 1, 2005.

Note 8 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 9 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2011 and 2010

Note 9 – Risks and Uncertainties (cont.)

The plan through its investment in the common collective trust fund invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Note 10 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$16,273,852	17,498,309
Accrued administration fees	1,326	1,172
Excess contributions due to participants	7,199	7,365

Net assets available for benefits per Form 5500	$16,282,377	17,506,846

The following is a reconciliation of participant contributions per the financial statements to Form 5500 for the year ended December 31, 2011:

2011
Participant contributions per the financial statements	$904,967
Excess contributions due to participants	7,199

Participant contributions per Form 5500	$912,166

Participant contributions in the financial statements have been reduced by excess contributions payable as of December 31, 2011. The Form 5500 reports participant contributions on the cash basis.

The following is a reconciliation of participant distributions per the financial statements to Form 5500 for the year ended December 31, 2011:

2011
Participant distributions per the financial statements	$2,474,048
Excess contributions refunded to participants	7,365

Participant distributions per Form 5500	$2,481,413

Participant distributions in the financial statements have been reduced by excess contributions payable as of December 31, 2010. The Form 5500 reports participant distributions on the cash basis.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2011 and 2010

Note 10 – Reconciliation of Financial Statements to Form 5500 (cont.)

The following is a reconciliation of administrative expenses per the financial statements to Form 5500 for the year ended December 31, 2011:

2011
Administrative expenses per the financial statements	$8,551
Change in administrative expenses payable	(154)

Administrative expenses per Form 5500	$8,397

Administrative expenses are recorded on the cash basis in the Form 5500.

Note 11 – Subsequent Event

Effective April 16, 2012, the Janus Triton Fund was added to the Plan as an investment option for Plan participants and the Royce Value Plus Service fund was frozen to new contributions. The Fidelity Advisor Equity Income Fund and the Oppenheimer Equity Fund were eliminated as investment options from the Plan.

On January 31, 2012, SunTrust Bank, the trustee and sponsor of the SunTrust Retirement Stable Asset Fund, adopted a resolution to terminate and liquidate the fund. On the termination date, August 17, 2012, SunTrust Bank will redeem all of the outstanding units of the fund at the value determined as of the day’s close of business, and will distribute the proceeds of all securities sales, as well as any net securities gains or losses to all unit holders as of that date. Deltic will retain the SunTrust Retirement Stable Asset Fund until the date of termination and at that time will move those assets to the SunTrust FDIC Insured Account.

SUPPLEMENTAL SCHEDULE

SCHEDULE A

THRIFT PLAN OF DELTIC TIMBER CORPORATION

EIN/PN 71-0795870/001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)2

December 31, 2011

	Description of		Current
Identity of Issue	Investment		Value
Cash
SunTrust Bank FDIC Insured Account[1]	181,196.850	units	$181,197
Unallocated Plan assets	159.000	units	159

			181,356
Equity securities
Deltic Timber Corporation common stock [1]	26,567.642	shares	1,604,420
Murphy Oil Corporation common stock	15,966.224	shares	889,957

			2,494,377

Mutual funds
Fidelity Advisor Equity Income Fund	41,344.320	shares	943,891
Blackrock Equity Dividend	10,879.186	shares	197,457
Oppenheimer Equity Fund	74,761.050	shares	636,217
Royce Opportunity Fund Service	70,229.535	shares	704,402
Federated Mid Cap Index Fund	56,237.840	shares	1,127,569
T. Rowe Price Growth Stock Fund	32,971.827	shares	1,024,764
Vanguard 500 Index Signal Fund	20,749.396	shares	1,984,680
American Century Growth	1,619.278	shares	39,171
Royce Value Plus Service	79,293.778	shares	951,525
RidgeWorth International Equity Index I [1]	55,177.191	shares	578,809
MFS Total Return Fund 3	71,894.537	shares	1,007,961
Vanguard Developed Markets Index	16,055.976	shares	136,315
MFS International Value R3	28,166.146	shares	666,130
Dreyfus Bond Market Index Fund Investor	121,248.714	shares	1,330,098

			11,328,989
Common collective trust fund
SunTrust Retirement Stable Asset Fund [1]	52,553.293	shares	2,277,655

			$16,282,377

[1]

SunTrust is trustee of the Plan and, accordingly, is a party-in-interest. RidgeWorth is a service mark of SunTrust and, accordingly, is a party-in-interest. Additionally, Deltic Timber Corporation, as sponsor of the Plan, is a party-in-interest.

[2]	Information on cost of the investments is excluded as all investments are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

to

FORM 11-K

for

THRIFT PLAN of DELTIC TIMBER CORPORATION

Exhibit Number	Description of Exhibit

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm, dated June 28, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Investment, and Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Dated: June 28, 2012	By:	/s/ Kenneth D. Mann
Kenneth D. Mann, Vice President,
Treasurer, Chief Financial Officer,
and Vice Chairman of Pension,
Investment, and Employee Benefits
Committee, Deltic Timber Corporation